THIS DOCUMENT IS A COPY OF THE FORM 11-K FILED ON JUNE 30, 1998 PURSUANT TO THE RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                 FORM 11-K



(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997


[   ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________________ to
_______________________

Commission file number:  0-23574

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:


PETCO ANIMAL SUPPLIES 401(K) PLAN


B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Petco Animal Supplies, Inc.
                               9125 Rehco Road
                             San Diego, CA  92121

                        PETCO ANIMAL SUPPLIES 401(k) PLAN

                              Financial Statements

                           December 31, 1997 and 1996

                    (With Independent Auditors' Report Thereon)

                        PETCO ANIMAL SUPPLIES 401(K) PLAN
                              Table of Contents
                                                                   Page
Independent Auditors' Report                                          1
Statement of Net Assets Available for Benefits with Fund
  Information as of December 31, 1997                                 2
Statement of Net Assets Available for Benefits with Fund
  Information as of December 31, 1996                                 3
Statement of Changes in Net Assets Available for Benefits with
  Fund Information for the year ended December 31, 1997               4
Statement of Changes in Net Assets Available for Benefits with
  Fund Information for the year ended December 31, 1996               5
Notes to Financial Statements                                         6

Schedules
1  Schedule of Assets Held for Investment Purposes                   11
2  Schedule of Reportable Transactions                               12

                         INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Petco Animal Supplies 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Petco Animal Supplies 401(k) Plan ("Plan")as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      KPMG Peat Marwick LLP
San Diego, California
June 19, 1998

PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information

December 31, 1997

     	                   Participant Directed
                         ---------------------------------------------------------------------------------------------------------
                         Prudential
                         Governmental                                                                        Fidelity
                         Securities                                                  Prudential              Advisor     Putnam
                         Trust                               Prudential  Prudential  Global                  Equity      OTC
                         Money       Prudential  Prudential  Allocation  Government  Natural     Petco       Portfolio   Emerging
                         Market      Utility     Equity      Balanced    Income      Resources   Common      Growth      Growth
Asset                    Fund        Fund	       Fund        Fund        Fund        Fund        Stock       Fund        Fund
-----------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ---------


Investments,
  at fair value:
Mutual funds        	       $	   -     503,707    1,001,092     350,463     119,975     94,418            -     237,476     174,779
Common stock                     -           -            -           -           -          -      157,565           -           -
Money market funds         181,562           -            -           -           -          -            -           -           -
Participant loans                -           -            -           -           -          -            -           -           -
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total assets               181,562     503,707    1,001,092     350,463     119,975     94,418      157,565     237,476     174,779

Liabilities
-----------------------

Excess contributions
  due to participants
  (note 5)                   6,002      16,299      37,975       2,798          73       1,442         174       6,272       3,991
                         ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net assets
       available for
       benefits          $ 175,560     487,408      963,117     347,665    119,902      92,976     157,391      231,204     170,788
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
See accompanying notes to financial statements.



PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information (continued)

December 31, 1997

                           Nonparticipant Directed
                           ----------------------- -------------  --------------


                           Prudential  Prudential
                           Special     Government
                           Money       Money
                           Market      Market      Loans to
 Asset                     Fund B      Fund        Participants     Total
 -----------------------   ----------  ----------  --------------  --------------


Investments,
  at fair value:
Mutual funds             $         -           -               -      2,481,910
Common stock                       -           -               -        157,565
Money market funds               151      10,857               -        192,570
Participant loans                  -           -          31,397         31,397
                          ----------  ----------  --------------  ---------------

Total assets                     151      10,857          31,397      2,863,442

Liabilities
-----------------------

Excess contributions
  due to participants
  (note 5)                        -           -               -         75,026
                         ----------  ----------  --------------  ---------------
    Net assets
       available for
       benefits          $      151       10,857         31,397      2,788,416
                         ==========  ==========  =============  ================




See accompanying notes to financial statements.

PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information

December 31, 1996


     	         Participant Directed
               --------------------------------------------------------------------------------------------------------
               Prudential
               Governmental                                                                        Fidelity
               Securities                                                  Prudential              Advisor     Putnam
               Trust                                           Prudential  Global                  Equity      OTC
               Money       Prudential  Prudential  Prudential  Government  Natural     Petco       Portfolio   Emerging
               Market      Utility     Equity      Allocation  Income      Resources   Common      Growth      Growth
Assets         Fund        Fund	       Fund        Fund        Fund        Fund        Stock       Fund        Fund
-------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------

Investments,
  at fair value:
Mutual funds   $       -     351,144      616,892     274,668      61,001     52,650            -      23,391      30,312
Common stock           -           -            -           -           -          -       41,725           -           -
Money market
  funds           73,475           -            -           -           -          -            -           -           -
Participant
  loans                -           -            -           -           -          -            -           -           -
              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                  73,475     351,144      616,892     274,668      61,001     52,650       41,725      23,391      30,312

Contributions receivable:
  Employee             -           -            -           -           -          -            -           -           -
  Employer         1,097       3,585        6,417       1,646         549        549        1,829       1,647       1,466
              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Total
       assets     74,572     354,729      623,309     276,314      61,550     53,199       43,554      25,038      31,778

Liabilities
-----------------------

Excess contributions
  due to participants
  (note 5)           173       1,670       5,808       1,573           2        609          130         427         591
              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net assets
       available for
       benefits$  74,399     353,059     617,501     274,741      61,548     52,590      43,424      24,611      31,187
              ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

See accompanying notes to financial statemnts.



PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information (continued)

December 31, 1996

                        Nonparticipant Directed
                        ----------------------- -------------  --------------

                         Prudential  Prudential
                         Special     Government
                         Money       Money
                         Market    	 Market      Loans to
Assets	                  Fund B      Fund        Participants     Total
-----------------------  ----------  ----------  --------------  --------------


Investments,
  at fair value:
Mutual funds             $    -            -              -       1,410,058
Common stock                  -            -              -          41,725
Money market funds            9           10              -          73,494
Participant loans             -            -         17,200          17,200
                      ----------  ----------  --------------  ---------------

                              9           10         17,200       1,542,477

Contributions receivable:
  Employee                    -            -              -               -
  Employer                    -            -              -          18,785
                          ----------  ----------  -------------  ---------------

     Total assets             9           10         17,200       1,561,262


Liabilities
-----------------------

Excess contributions
  due to participants
  (note 5)                    -           -              -          10,983
                         ----------  ----------  -------------  ----------------
    Net assets
       available for
       benefits          $   9           10         17,200       1,550,279
                         ==========  ==========  =============  ================

See accompanying notes to financial statements.

PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information

December 31, 1997

               Participant Directed
               --------------------------------------------------------------------------------------------------------------------
               Prudential
               Governmental                                                                                    Fidelity
               Securities                                                              Prudential              Advisor     Putnam
               Trust                                           Prudential  Prudential  Global                  Equity      OTC
               Money       Prudential  Prudential  Prudential  Allocation  Government  Natural     Petco       Portfolio   Emerging
               Market      Utility     Equity      Allocation  Balanced    Income      Resources   Common      Growth      Growth
Assets	        Fund        Fund	       Fund        Fund        Fund        Fund        Fund        Stock       Fund        Fund
-------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------



Additions to net assets
  attributed to:
     Investment Income
        Net Appreciation
          (depreciation)
          in fair value
           of investments
          $     (1)     56,720     101,738      (1,402)    (37,652)      2,693     (22,809)     (2,077)     (3,708)     16,147
        Interest
             5,225           -           -           -           -           -           -           -           -           -
        Dividends
                 -      49,455      64,368      39,614      43,829       5,197      12,349           -      23,594           -
        Less investment
          Expenses
                 -          -          (15)          -           -           -           -           -           -           -
        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

             5,224     106,175     166,091      38,212       6,177       7,890     (10,460)     (2,077)     19,886      16,147

Contributions:
     Employee
            69,834     112,461     224,784      50,351      37,458      40,555      54,321      94,150     155,118     101,676
     Employer
            19,581      22,031      46,096       6,454      10,130       5,876      10,361      20,989      23,823      17,929
        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

            89,415     134,492     270,880      56,805      47,588      46,431      64,682     115,139     178,941     119,605

Transfer of assets
  from Pet Food
  Warehouse, Inc.
  401(k) Plan (note 6)
            21,345       6,641      21,015           -       7,178       3,519       9,341      14,572      14,932      20,219
        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


     Total additions
           115,984     247,308     457,986      95,017      60,943      57,840      63,563     127,634     213,759     155,971

Deductions from net
  assets attributed to
  benefits paid to
  participants
            14,678     102,155     133,474      10,481      39,044       1,587      12,015      11,145      10,014      10,804
        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

          Net increase
            (decrease)
            prior to
            interfund
            transfers
           101,306     145,153     324,512      84,536      21,899      56,253      51,548     116,489     203,745     145,167
Interfund transfers
              (145)    (10,804)     21,104    (359,277)    325,766       2,101     (11,162)     (2,522)      2,848      (5,566)
        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

          Net increase
            (decrease)
           101,161     134,349     345,616    (274,741)    347,665     58,354      40,386     113,967     206,593     139,601
Net assets available
  for benefits:
  Beginning of year
            74,399     353,059     617,501     274,741           -     61,548      52,590      43,424      24,611      31,187
        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


End of year
       $   175,560     487,408     963,117           -    347,665     119,902      92,976     157,391     231,204     170,788
        ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

See accompanying notes to financial statements.



PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information (continued)

December 31, 1997

     	                   Nonparticipant Directed
                         ----------------------- -------------  --------------
                         Prudential  Prudential
                         Special     Government
                         Money       Money
                         Market      Market      Loans to
Assets     	             Fund B      Fund        Participants     Total
-----------------------  ----------  ----------  --------------  --------------



Additions to net assets
  attributed to:
     Investment Income
        Net Appreciation
          (depreciation)
          in fair value
           of investments $       -           -               -        109,649
        Interest                  5         330           2,632          8,192
        Dividends                 -           -               -        238,406
        Less investment
          Expenses                -           -               -            (15)
                         ----------  ----------  --------------  ---------------

                                  5         330           2,632         356,232

Contributions:
     Employee                   105          10               -         940,823
     Employer                    32           3               -         183,305
                         ----------  ----------  --------------  ---------------

                                137          13               -       1,124,128

Transfer of assets
  from Pet Food
  Warehouse, Inc.
  401(k) Plan (note 6)            -           -               -         118,762
                         ----------  ----------  --------------  ---------------


     Total additions            142         343           2,632       1,599,122

Deductions from net
  assets attributed to
  benefits paid to
  participants                    -           -          15,588         360,985
                         ----------  ----------  --------------  ---------------


          Net increase
            (decrease)
            prior to
            interfund
            transfers          142         343         (12,956)      1,238,137

Interfund transfers              -      10,504          27,153                -
                        ----------  ----------  --------------  ---------------


          Net increase
            (decrease)         142      10,847          14,197       1,238,137

Net assets available
  for benefits:
  Beginning of year              9          10          17,200       1,550,279
                        ----------  ----------  --------------  ---------------


End of year            $       151      10,857          31,397       2,788,416
                        ==========  ==========  ==============  ===============
See accompanying notes to financial statements.

PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information

December 31, 1996

               Participant Directed
               ----------------------------------------------------------------------------------------------------------
               Prudential
               Governmental                                                                        Fidelity
               Securities                                                  Prudential              Advisor     Putnam
               Trust                                           Prudential  Global                  Equity      OTC
               Money       Prudential  Prudential  Prudential  Government  Natural     Petco       Portfolio   Emerging
               Market      Utility     Equity      Allocation  Income      Resources   Common      Growth      Growth
               Fund        Fund	       Fund        Fund        Fund        Fund        Stock       Fund        Fund
               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


Additions to net assets
  attributed to:
  Investment income:
     Net appreciation
       (depreciation)
       in fair value
       of investments
           $        (11)     28,011      19,970        (794)     (1,724)      1,222      (8,611)        121      (2,810)
     Interest
                  2,842           -           -           -           -           -           -           -           -
     Dividends
                      -      30,411      62,592      26,537       2,979       5,345           -         536       1,766
     Less investment
       expenses
                      -           -         (29)          -           -           -           -           -           -
             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                  2,831      58,422      82,533      25,743       1,255       6,567      (8,611)        657      (1,044)


Contributions:
     Employee    40,371      75,021     173,061      72,698      22,208      24,278      41,470      18,286      21,782
     Employer     5,604      13,773      27,605       9,602       2,477       1,819       6,543       3,806       3,435
             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
          Total
            Additions
                 48,806     147,216     283,199     108,043      25,940      32,664      39,402      22,749      24,173

Deductions from net
  assets attributed to
  benefits paid to
  participants
                 (3,193)    (18,810)    (38,538)    (16,128)     (2,239)     (3,149)     (1,642)       (110)        (67)
             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

          Net increase
            prior to
            interfund
            transfers
                 45,613     128,406     244,661      91,915      23,701      29,515      37,760      22,639      24,106

Interfund transfers
                (18,612)      8,839       4,180      (5,488)          -      8,375            -       1,972       7,081
             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
          Net increase
            (decrease)
                 27,001     137,245     248,841      86,427      23,701      37,890      37,760      24,611     31,187
Net assets available
  for benefits:
  Beginning of year
                 47,398     215,814     368,660     188,314      37,847      14,700       5,664           -         -
             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

  End of year
            $    74,399     353,059     617,501     274,741      61,548      52,590      43,424      24,611      31,187


See accompanying notes to financial statements.




PETCO ANIMAL SUPPLIES 401(k) PLAN

Statement of Net Assets Available for Benefits with Fund Information (continued)

December 31, 1996

     	                  Nonparticipant Directed
                        ----------------------- -------------  --------------

                        Prudential  Prudential
                        Special     Government
                        Money       Money
                        Market      Market      Loans to
                        Fund B      Fund        Participants     Total
                        ----------  ----------  --------------  --------------


Additions to net assets
  attributed to:
  Investment income:
     Net appreciation
       (depreciation)
       in fair value
       of investments $         -           -              -            374
     Interest                 111           -              -          2,953
     Dividends                  -           -              -        130,166
     Less investment
       expenses                 -           -              -            (29)
                       ----------  ----------  -------------  ----------------
                    				      111           -              -        168,464

Contributions:
     Employee                   9          10              -        489,194
     Employer                   -          -               -         74,664
                       ----------  ----------  -------------  ----------------
          Total
            Additions         120          10              -        732,322

Deductions from net
  assets attributed to
  benefits paid to
  participants                  -          -               -        (83,876)
                       ----------  ----------  -------------  ----------------

          Net increase
            prior to
            interfund
            transfers         120          10              -         648,446

Interfund transfers       (23,547)          -        17,200                -
                       ----------  ----------  -------------  ----------------
          Net increase
            (decrease)    (23,427)         10         17,200         648,446

Net assets available
  for benefits:
  Beginning of year         23,436           -             -          901,833
                        ----------  ----------  -------------  ----------------

  End of year          $         9          10         17,200       1,550,279

See accompanying notes to financial statements.

                       PETCO ANIMAL SUPPLIES 401(K) PLAN
                         Notes to Financial Statements
                          December 31, 1997 and 1996

(1)	Description of Plan

The following description of the Petco Animal Supplies 401(k) Plan (the
"Plan") is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan was established on January 1, 1992, was amended and restated on January 1, 1994 and October 1, 1996, and is a defined contribution plan available to all eligible employees of Petco Animal Supplies, Inc. (the "Company"). Prudential Bank and Trust Company is the Plan trustee and custodian of the Plan's assets.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain investment and administrative expenses of the Plan are paid directly by the Company. All employees who are at least 21 years of age and have completed one year of service with a minimum of 1,000 hours worked are eligible to participate in the Plan. The Plan entry dates are on the first day of a calendar quarter coinciding with or following the date employees satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each Plan year participants may elect to make a pre-tax contribution to the Plan ranging from 1% to 15% of their gross salary. The Company, as plan sponsor, may make discretionary matching contributions on the participants' behalf to the Plan and additional discretionary contributions. Additional discretionary contributions are allocated to participants in proportion to their compensation as a percentage of the compensation of all participants. Contributions are subject to certain limitations. All employer contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age sixty-five, retirement due to disability, death or termination of the Plan. For the Plan years ended December 31, 1997 and 1996, the Company made discretionary matching contributions of $183,305 and $74,664, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's discretionary contributions, (b) fund earnings and (c) forfeitures. Allocations are based upon the participant's pro rata share of the beginning of the month's investment account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         PETCO ANIMAL SUPPLIES 401(K) PLAN
                       Notes to Financial Statements, Continued

Investment Options

The Plan provides for participant-directed accounts which allow participants to allocate their account balance among the following investment funds:
Name of Mutual Fund                   Type of Investment
------------------------------------  ------------------------------
Prudential Governmental Securities    Invests in a diversified portfolio of
  Trust Money Market Fund              short-term money market instruments
                                       issued by the U.S. government or its
                                       agencies.

Prudential Utility Fund               Invests in equity and debt
                                       securities of utility companies.

Prudential Equity Fund                Invests in a portfolio of common
                                       stocks of major, well-established
                                       corporations.

Prudential Allocation Balanced        Invests in equities, debt and cash.
  Fund

Prudential Government Income Fund     Invests at least 65% of the total
                                       fund assets in U.S. government
                                       securities.

Prudential Global Natural             Invests in securities of foreign and
  Resources Fund                       domestic companies that own,
                                       explore, mine, process or provide
                                       goods and services with respect to
                                       natural resources and securities.

Petco Common Stock                    Company common stock quoted on the
                                       NASDAQ national market.

Fidelity Advisor Equity Portfolio     Invests in growth stocks of small,
  Growth Fund                          medium, and large companies that
                                       demonstrate the potential for above
                                       average earnings or sales growth.

Putnam OTC Emerging Growth Fund       Invests in securities of companies
                                       with market capitalizations between
                                       $50 million and $2 billion that have
                                       a rapid growth rate and a dominant
                                       industry position.

The Prudential Allocation Fund was replaced with the Prudential
Allocation Balanced Fund as an investment option in the current year.

                              PETCO ANIMAL SUPPLIES 401(K) PLAN

The Plan also holds non-participant directed accounts which are invested in the following investment funds:

Prudential Special Money Market       Invests in a diversified portfolio of
  Fund B U.S. dollar-denominated money market instruments from domestic and foreign issuers.

Prudential Government Money Market    Invests in a diversified portfolio of
  Fund                                 U.S. dollar-denominated money market
                                       instruments from the U.S.
                                       government.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant's vested account balance is paid in a lump sum distribution or as an annuity. The Plan also provides for hardship withdrawals subject to U.S. Department of Labor regulations.

In-Service Withdrawals

While the Plan is designed to be a retirement income supplement, it provides flexibility for participants greater than 59-1/2 years of age in cases where funds are needed prior to retirement. Accordingly, employees may withdraw funds before retirement up to the maximum vested account balance adjusted for amounts attributable to before tax contributions, as outlined in the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age sixty-five, retirement due to disability, death or termination of the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund, using the same allocation method as contributions. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate established by the Plan's administrator plus 1%. The prime rate at December 31, 1997 was 8.5%. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Principal and interest, calculated using the effective interest method, are paid monthly or semi-monthly through payroll deductions.

Forfeitures

Forfeitures are allocated to participant accounts in the Plan year in which a participant terminates service. The allocation of forfeitures is based on the ratio between a participant's salary and total salaries of all participants as defined in the Plan document. Such allocation is made only to participants in the Plan as of the last day of the fiscal year.

                            PETCO ANIMAL SUPPLIES 401(K) PLAN
                         Notes to Financial Statements, continued

Administrative Costs

Certain costs and expenses related to the administration of the Plan are paid by the Company.

                              PETCO ANIMAL SUPPLIES 401(K) PLAN

Reclassifications

Certain reclassifications have been made to the 1996 financial statements to conform with the 1997 presentation.

(2)	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented using the accrual method of accounting and have been prepared in accordance with generally accepted accounting principles.

Investment Valuation

The Plan's investments in common stocks, mutual funds, and money market funds are stated at fair value, which is determined by quoted market prices. Investment purchases and sales are recorded on a trade date basis. All receivables and liabilities are valued at cost, which approximates fair value.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)	Tax Status

The adopted Plan document is a standardized profit sharing plan developed by the trustee. The Company has received a favorable determination letter dated July 31, 1995 regarding tax exempt status under the provisions of the Internal Revenue Code. The Plan has been amended since the determination letter has been received. However, the Company and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5)	Excess Contributions Returned to Participants

The Plan initially failed to meet certain nondiscrimination tests for the year ended December 31, 1997 and $46,990 was returned to certain participants in order to meet the nondiscrimination tests. In addition, certain participants contributed amounts in excess of $9,500, the maximum deferral amount as determined by the Internal Revenue Service, and excess deferrals of $28,036 were returned to plan participants. These amounts have been recorded in the accompanying financial statements as liabilities of the Plan as of December 31, 1997 as they were returned to participants subsequent to December 31, 1997.

                              PETCO ANIMAL SUPPLIES 401(K) PLAN

(6)	Transfer of Assets from Pet Food Warehouse, Inc. 401(k) Plan
In connection with the Company's December 31, 1996 acquisition of Pet Food Warehouse, Inc., the Pet Food Warehouse, Inc. 401(k) Plan was merged with the Plan on December 1, 1997. This resulted in a transfer of $118,762 of net assets into the Plan.

Schedule 1
PETCO ANIMAL SUPPLIES 401(K) PLAN
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1997

                                                           Current
Issuer          Description of investment       Cost       value
--------------  ------------------------------  ---------  ------------
Prudential *    Governmental Securities Trust
                  Money Market Fund             $ 181,562       181,562

Prudential *    Utility Fund                      426,097       503,707

Prudential *    Equity Fund                       858,191     1,001,092

Prudential *    Allocation Balance Fund           388,304       350,463

Prudential *    Government Income Fund            117,732       119,975

Prudential *    Global Natural Resources Fund     116,838        94,418

Petco *         Petco Common Stock                168,766       157,565

Fidelity        Advisor Equity Portfolio Growth
                  Fund                            242,362       237,476

Putnam          OTC Emerging Growth Fund          160,192       174,779

Prudential *    Special Money Market Fund B           151           151

Prudential *    Government Money Market Fund       10,857        10,857

Loans to
  Participants *Interest rate, 9.25% - 10.50%      31,397        31,397
                                                ---------     ---------

                             Total investments $2,702,449     2,863,442
                                                =========     =========


*	Party in interest

Schedule 2
PETCO ANIMAL SUPPLIES 401(K) PLAN
Line 27d - Schedule of Reportable Transactions
For the year ended December 31, 1997



                                                             Current
                                                             value of
Identity                                         Cost of     asset on
of party    Description  Purchase    Selling     asset       transaction Net
involved    of asset     price       price       sold        date        gain(loss)
----------  -----------  ----------  ----------  ----------  ----------- ----------
Prudential  Utility Fund $        -      84,660      69,617       84,660     15,043
                            232,260(1)        -           -      232,260      -
                                  -     151,627(1)  127,565      151,627     24,062

Prudential  Equity Fund     476,650(1)        -           -      476,650          -
                                  -     215,207(1)  168,147      215,207     47,060
Prudential  Allocation
              Fund           84,427(1)        -           -       84,427          -
                                  -     373,942(1)  371,757      373,942      2,185
                                  -     203,435     205,047      203,435     (1,611)
                                  -     141,477     138,607      141,477     2,870
Prudential  Allocation
              Balanced
              Fund          203,435           -           -      203,435          -
                            141,477           -           -      141,477          -
                            476,278(1)        -           -      476,278          -
                                  -      88,163(1)   89,337       88,163     (1,174)
Prudential  Natural
              Resource
              Fund           89,177(1)        -           -      89,177           -

Prudential  Government
              Money
              Market Fund   119,807(1)        -           -     119,807           -

Petco       Common Stock    132,377(1)        -           -     132,377           -

Fidelity    Advisor Equity
              Portfolio
              Growth Fund   231,502(1)        -           -     231,502           -

Putnam      OTC Emerging
              Growth Fund   148,967(1)        -           -     148,967           -

(1)	Represents a series of transactions


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.


June 29, 1998

PETCO Animal Supplies 401(k) Plan


BY:  Plan Administrative Committee



/s/ Brian K. Devine
----------------------------------
Brian K. Devine


/s/ Bruce C. Hall
----------------------------------
Bruce C. Hall


/s/ Richard C. St. Peter
----------------------------------
Richard C. St. Peter


/s/ Larry D. Asselin
----------------------------------
Larry D. Asselin


/s/ Janet D. Mitchell
----------------------------------
Janet D. Mitchell


/s/ James M. Myers
----------------------------------
James M. Myers


/s/ William M. Woodard
----------------------------------
William M. Woodard

The Board of Directors
Petco Animal Supplies, Inc.:

We consent to incorporation by reference in the registration statement
(No. 33-95352) on Form S-8 of Petco Animal Supplies, Inc. of our report dated June 19, 1998, relating to the statements of net assets available for benefits of the Petco Animal Supplies 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997, and all related schedules, which report appears in the December 31, 1997 annual report on Form 11-K of Petco Animal Supplies 401(k) Plan.



                                                    KPMG Peat Marwick LLP
San Diego, California
June 29, 1998